                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2003

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Disclaimer

The information herein does not constitute an offer or an invitation to buy financial instruments in the United States of America. The above-mentioned financial instruments to be issued by the entity which will result as a consequence of the proposed demerger (hereinafter “New SEAT Pagine Gialle”) have not been (and shall not be) registered, pursuant to the provisions of the United States Securities Act of 1933 (hereinafter “Securities Act”), and cannot be offered or sold, either directly or indirectly, in the United States of America without a special exemption from registration requirements of the Securities Act. Ordinary and savings shares to be issued  by New SEAT Pagine Gialle as a result of the proposed demerger  will be available in the United States only if and insofar as an exemption from registration requirements set forth in  the Securities Act is applicable

PRESS RELEASE

CALL FOR SEAT GENERAL SHAREHOLDERS’ MEETING

Rome, 7 April 2003 – Following the press release of 1 April 2003 and exercising the powers granted to him by the Board of Directors, the Chairman of Seat Pagine Gialle S.p.A. (the “Company”) Riccardo Perissich issued the notice of call for the Ordinary and Extraordinary General Shareholders' Meeting on 9 and 10 May 2003 (first and second call, respectively) at 3 pm in Milan at the Assolombarda Congress Center.

The Agenda of the Meeting is as follows:

Extraordinary Session

1.

Proposal for amendment of the following articles of the Company Bylaws: Art. 6 (“Shares”), concerning the procedures to pay the preferred dividend of the savings shares; Art. 12 (“Ordinary and Extraordinary General Meeting”), concerning the reference to the relevant legal provisions establishing quorum requirements for holding the meetings and passing resolutions; Art. 15 (“Composition of the Board of Directors”) concerning a technical specification; Art. 17 (“Meetings of the Board of Directors”) concerning providing information (pursuant to Art. 150 of Legislative Decree 58/98) to the Board of Statutory Auditors; Art. 23 (“Board of Statutory Auditors”) concerning the possibility to hold meetings of the Statutory Auditors via video-conference or audio-conference.

Ordinary Session

2.

Resolutions as per Art. 2364, No. 2 of the Italian Civil Code. Appointment of a Director.

3.

Financial Statements of the Company for the year ended 31 December 2002. Directors’ Report on Operations. Proposal for the distribution of dividends, also from past periods and only for savings shares, using company reserves and resolutions in connection with the foregoing.

Extraordinary Session

4.

Approval of the proportional demerger project of the Company through the transfer of the directories activities of the Company (telephone directories, directory assistance and business information) to a newly established company (“New SEAT Pagine Gialle”) and, as a consequence: (i) amendment of the following articles of the Bylaws of the Company: Art. 1 (“Name”), Art. 2 (“Registered Office”), Art. 5 (“Amount of capital stock”); (ii) approval of the Charter, including the appointment of the relevant corporate bodies and of the Bylaws of New SEAT Pagine Gialle; (iii) approval of the application for admittance to listing of ordinary and savings shares of New SEAT Pagine Gialle on regulated markets; (iv) appointment of independent auditors for the three-year period 2003, 2004 and 2005 for auditing the financial statements of New SEAT Pagine Gialle and for a limited audit of the half-year report and other period audit service and determination of the relevant fee. Resolutions in connection with the foregoing and granting of powers.

The notice of call for the Shareholders’ Meeting was published today in the Italian Official Gazette.

Communication & Media Relations Telecom Italia

Ufficio Stampa Internet e Media:  06.36882610

Comunicazione.stampa@seat.it

Investor Relations Seat PG: 06.51448424

Investor.relations@seat.it

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 7th, 2003

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer